UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING (Check one):

☐ Form 10-K          ☒ Form 20-F          ☐ Form 11-K
☐ Form 10-Q          ☐ Form 10-D          ☐ Form N-CEN          ☐ Form N-CSR

For Period Ended: June 30, 2020

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

COLOR STAR TECHNOLOGY CO., LTD.
Full Name of Registrant

N/A
Former Name if Applicable

800 3rd Ave, Suite 2800

Address of Principal Executive Office (Street and Number)

New York, NY 10022
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the annual report on Form 20-F for the fiscal year ended June 30, 2020 (the “Annual Report”) imposed time constraints that have rendered timely filing of the Annual Report impracticable without undue hardship and expense to the registrant. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the registrant endeavors to file its Annual Report no later than fifteen calendar days following November 2, 2020, the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Biao (Luke) Lu	212	220-3967
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In February 2020, the Company acquired Sunway Kids International Education Group Ltd. (“Sunway Kids”) and consequently shifted its core business from concrete business to online education service. In May and June 2020, the Company completed the disposition of its former subsidiary, Xin Ao Construction Materials, Inc. (along with its subsidiary and the variable interest entity in China) and Sunway Kids, respectively. In June 2020, the Company acquired Color China Entertainment Limited, a Hong Kong limited company and thereafter became engaged in the businesses of providing online and offline paid knowledge services for the media, entertainment and culture industries globally. We expect significant change in results of operations for the last fiscal year. However, we are still working with our auditor to compile, dissemble and review the results of operations and therefore a reasonable estimate of the results cannot be made from the quantitative perspective at this moment.

COLOR STAR TECHNOLOGY CO., LTD.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 30, 2020	By:	/s/ Biao (Luke) Lu
Biao (Luke) Lu
	Title:	Chief Executive Officer (principal executive officer)

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